UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

China Lending Corporation

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G21612109**

(CUSIP Number)

March 6, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number G21612109 has been assigned to the ordinary shares of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “CLDC.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G21612109

1.	Names of Reporting Persons. Yuan Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,506,732 ordinary shares[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,506,732 ordinary shares[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,506,732 ordinary shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.87%[2]
14.	Type of Reporting Person (See Instructions) IN

1.	Represents the (i) 936,354 ordinary shares directly held by Changman Limited, a company in which Yuan Shen owns 94.6% interest; (ii) 616,515 ordinary shares directly held by Favour Plus Global Limited, a company in which Yuan Shen owns 60.0% interest; (iii) 676,667 ordinary shares directly held by Xinglin Limited, a company in which Yuan Shen owns 68.1% interest; (iv) 770,000 ordinary shares directly held by Yimao Enterprises Limited, a company in which Yuan Shen owns 68.1% interest; (v) 158,363 ordinary shares directly held by Qixiang Global Limited, a company in which Yuan Shen owns 16.8% interest; (vi) 135,333 ordinary shares directly held by Yangwei Global Limited, a company in which Yuan Shen owns 3.9% interest; and (vii) 213,500 ordinary shares directly held by Zhan Zhao Limited, a company in which Yuan Shen owns 16.6% interest.
2.	Based on 25,287,851 ordinary shares issued and outstanding as of March 6, 2019 as provided by the Issuer.

Item 1(a).	Name of Issuer:

China Lending Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Yuan Shen

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Shuitou Town, Pingyang County

Weizhou, Zhejiang Province

People’s Republic of China

Item 2(c).	Citizenship:

People’s Republic of China

Item 2(d).	Title of Class of Securities:

ordinary shares with no par value (the “Ordinary Shares”)

Item 2(e).	CUSIP No.:

G21612109

CUSIP number G21612109 has been assigned to the Ordinary Shares of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “CLDC.”

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

(a) The information required by Items 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference.

(c) The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2019

Yuan Shen

By:	/s/ Yuan Shen

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